AIS

06018593

RECEIVED

2006 NOV 20 P 12:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 2, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 139/2006**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in October 2006

  Date: November 2, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

PROCESSED
NOV 24 2006
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dw 11/20

Enclosure

Rule 12g3-2 (b) Exemption File No., 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
November 2, 2006

AIS-CP 139/2006

November 2, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in October 2006.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant I	Grant II	Grant III	Grant IV
The number of warrants (units)	14,000,000	8,467,200	8,999,500	9,686,700*
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Price (Baht/Share)	44.620	40.349	86.453	101.737
Exercise Ratio (warrant : common share)	1 : 1.07512		1 : 1.06173	1:1.04841
Maturity of Warrants	5 years from the issuing date			

*Total number of ESOP warrants Grant 4 to be issued and offered is 9,794,800 units, however they are allotted 9,686,700 units to directors and employees.

The Company would like to report the results of the exercise of warrants (ESOP Grant I, II, III, IV) in October 2006 as follows:

Outstanding of ESOP	Grant I	Grant II	Grant III	Grant IV
No. of exercised warrants in this month (units)	90,000	58,100	33,000	-
No. of remaining unexercised warrants (units)	922,400	2,130,200	8,147,000	9,686,700
No. of shares derived from this exercise (shares)	96,760	62,463	35,035	-
No. of remaining shares reserved for warrants (shares)	987,611	2,252,351	8,520,790	10,116,900

AIS

RECEIVED
'06 NOV 20 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 10, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 137/2006 and AIS-CP 142/2006**

  Subject: 1. Notification of the Book Closing for Interest Payment and Principal for the last period of Debentures of the Company (AIS06NA)

  2. Notification of the Resolutions of the Board of Directors' Meeting 9/2006

  Date: November 10, 2006

  Attachment: Submission of the Reviewed Financial Statements for the Third quarter of Year 2006 and Management's Discussion and Analysis for the Third quarter of Year 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anan Chatngoenngam

Compliance Manager

Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
October 30, 2006

AIS-CP 137/2006

October 30, 2006

Subject: Notification of the Book Closing for Interest Payment and Principal for the last period of Debentures of the Company (AIS06NA)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No.ISO.ISIO.06/3381 of TMB Bank Plc. on October 27, 2006

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment and principal for the last period of debenture of the Company (AIS06NA) for redemption and suspended trading of AIS06NA, the details are shown in the referenced letter.

Referenced Letter

ISO.ISIO.06/3381

October 27, 2006

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Closing the registered book for redemption and suspended trading of AIS06NA

We, TMB BANK Public Company Limited.,as a Registrar & Paying Agent of Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2001,DUE 2006 would like to announce that the registered book of redemption on AIS06NA will be closed from 12.00 on November 14, 2006 for the right to receive the interest and principal for the last period which will be paid on November 28, 2006 with interest rate 5.85 % from the period of August 28, 2006 to November 27, 2006 for 92 days and principal repayment at THB.1,000.00 per unit. Therefore, to comply with the settlement and securities transfer system, AIS has asked the SET to suspend trading of AIS06NA effective between November 10, 2006 to November 28, 2006 and delisted from SET since November 29, 2006 onwards.

The further details of the redemption are as follows;

- In case that bondholders would like to redeem by themselves, they should contact Registrar at TMB Bank Plc. Silom Soi 7 Branch Computer Building 2nd Floor, Silom Road, Bangrak, Bangkok 10500 and will get principal and interest by cheque from 24-28 November, 2006

- In case that the redemption process was done by registered mail, bondholders should send their debenture certificates by registered mail to Registrar at TMB Bank Plc. Silom Soi 7 Branch Computer Building 2nd Floor, Silom Road, Bangrak, Bangkok 10500 within November 14, 2006. Upon Receipt the registrar will deliver cheque of principal and interest via registered mail within November 22, 2006 at their address which are in the registrar book at 12.00 hours of November 14, 2006

Summary Translation Letter
To the Stock Exchange of Thailand
November 10, 2006

AIS-CP 142/2006

November 10, 2006

Subject: Notification of the Resolutions of the Board of Directors' Meeting No.9/2006

To: The President
Stock Exchange of Thailand

We would like to inform you that Board of Directors Meeting of Advanced Info Service Plc ("the Company") No. 9/2006 held on 10 November 2006, at Board Room 1, Hyatt Regency Hotel, Hua Hin, Prachuabkhirikhan, has resolved the following matters:

1. Certified the Minutes of Board of Directors' Meeting No. 8/2006 held on October 17, 2006.

2. Approved the Balance Sheets, Statement of Income and Cash Flow Statements for the third quarter of 2006 ended September 30.

3. Acknowledged the amendment to the Charter of the Audit Committee as per details in the attached document (Form 24-3).

Summary Translation Letter
To the Stock Exchange of Thailand
November 10, 2006

Audit Committee Report on Members and Scope of Duties

The Board of Directors' Meeting No. 9/2006 of Advanced Info Service Public Company Limited on November 10, 2006 passed resolutions concerning the change of a duty responsibility of the Audit Committee from 2.1 Review that company financial statements are conducted in accordance with generally accepted accounting principles and are adequately disclosed to 2.1 Review that company financial statements are conducted in accordance with legally defined accounting principles and are adequately disclosed.

1. Names of member of the Audit Committee are as follows:

		Remaining terms of holding office
Chairman of the Audit Committee:	Mr.Aviruth Wongbuddhapitak	Term of the Board of Directors
Member of the Audit Committee:	Mrs.Tasanee Manorot	Term of the Board of Directors
Member of the Audit Committee:	Mr. Surasak Vajasit	Term of the Board of Directors
Audit Committee Secretary:	Mrs. Suwimon Kulalert	

2. The Audit Committee of the Company has power, duties responsibilities as follows:
   - 2.1 To review that the Company's financial statements are prepared in accordance with legally defined accounting principles and adequately disclosed.
   - 2.2 To review that the Company has established appropriate and effective internal control and internal audit.
   - 2.3 To review that the Company has complied with the laws on securities and exchange, regulations issued by virtue thereof, and other applicable laws.
   - 2.4 To consider nomination and appointment of the auditor and the annual audit fee of the Company.
   - 2.5 To review and express opinions on entering into related transactions by the Company and its affiliates to be in compliance with the rules and regulations prescribed by the Stock Exchange of Thailand.
   - 2.6 To consider accurate and complete disclosure of related information in the case that transactions or related transactions cause a conflict of interest.
   - 2.7 To review that the Company has established an appropriate and effective risk management system.
   - 2.8 To approve appointment, assignment, removal and appraisal of the Chief Audit Executive.
   - 2.9 To review and approve the Charter of Internal Audit activities, audit plans and activities of Internal Audit, and coordinate with the external auditor.
   - 2.10 To prepare a Corporate Governance report and disclose the same information in the Company's annual report. The Chairman of the Audit Committee shall sign the report.
   - 2.11 To report the performance of the Audit Committee to the Board of Directors at least four times a year.
   - 2.12 To have the authority to invite concerned executives, management and officers of the Company to express opinions, attend meetings or deliver documents as deemed necessary.
   - 2.13 To have the authority to retain a consultant or other third person to express opinions or give advice as deemed necessary.
   - 2.14 To review and evaluate the scope of the performance of the Audit Committee on an annual basis.
   - 2.15 To perform other duties as assigned by the Board of Directors of the Company with the consent of the Audit Committee.

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Signature *-Signed-*
(Mr. Somprasong Boonyachai)
Authorized Director

Signature *-Signed-*
(Mrs. Siripen Sitasuwan)
Authorized Director

Summary Translation Letter
To the Stock Exchange of Thailand
November 10, 2006

Management's Discussion and Analysis

Overview

The Group reported net additional subscribers of 1,314,200 for the 9M06 represented an increase of 45% over the same period of last year.

For 3Q06, AIS and its subsidiaries ("The Group") reported a total of 17,723,100 mobile subscribers, comprising of 1,973,600 postpaid subscribers (GSM Advance and GSM 1800) and 15,749,500 prepaid (One-2-Call!) subscribers. This represented net additions of 405,200 for the period. For the nine-month period of 2006 (9M06), the Group added a total of 1,314,200 subscribers, represented an increase of 45% y-o-y from 909,200 over the same period of last year.

Service revenues in 3Q06 were dampened by lower usage due to an ending of the low-price promotions in July 2006 and seasonality impact as third quarter usually has the lowest usage in a year. As a result, service revenues in 3Q06 declined 5% y-o-y and 2% q-o-q to Baht 18,046 million. Sales revenues increased 19.4% y-o-y based on strong handset unit sales since the beginning of the year but declined 5.6% from the previous quarter.

For the nine-month period of 2006 (9M06), service revenues were Baht 57,736 million, decreased 3.7% from Baht 59,956 million in 9M05 as the low-price promotions were launched earlier in late March this year compared to May for last year. Sales revenues were improved to Baht 11,364 million, represented an increase of 37% from Baht 8,293 million in 9M05.

The Group incurred higher total cost of Baht 41,967 million in 9M06 compared to Baht 39,463 million in 9M05, represented an increase of 6.3% y-o-y due to higher cost of sales and increasing operating cost for network quality improvement and capacity expansion.

Net profit was Baht 13,069 million in 9M06, declined 7.4% from Baht 14,109 million in 9M05.

For the period, the Group issued new long-term debentures of Baht 11,427 million to finance capital expenditure, refinance a portion of matured debentures and to support its operations.

Results of operations - Quarterly Comparison

Million Baht

	3Q06	3Q05 restated	% change y-o-y	2Q06	% change q-o-q
Service revenue	18,046	18,989	(5.0%)	18,422	(2.0%)
Sales revenue	3,858	3,230	19.4%	4,086	(5.6%)
Total revenue	21,903	22,219	(1.4%)	22,508	(2.7%)
Total cost	13,876	13,435	3.3%	13,968	(0.7%)
Gross profit	8,027	8,784	(8.6%)	8,540	(6.0%)
SG&A	2,621	2,433	7.6%	2,559	2.4%
Earnings before tax	5,293	6,113	(13.4%)	5,919	(10.6%)
Net profit	3,653	4,178	(12.6%)	4,126	(11.5%)

Summary Translation Letter
To the Stock Exchange of Thailand
November 10, 2006

Management's Discussion and Analysis

	9M06 (9-month)	**9M05** (9-month) restated	% change y-o-y
Service revenue	57,736	59,956	(3.7%)
Sales revenue	11,364	8,293	37.0%
Total revenue	69,100	68,249	1.2%
Total cost	41,967	39,463	6.3%
Gross profit	27,133	28,786	(5.7%)
SG&A	7,997	7,468	7.1%
Earnings before tax	18,920	20,572	(8.0%)
Net profit	13,069	14,109	(7.4%)

Revenues & Profitability

Total Revenue

Total revenues in 3Q06 were Baht 21,903 million, decreased 1.4% y-o-y and 2.7% q-o-q, resulted mainly from the decrease in service revenues. Of total revenues, 82% represented revenues from mobile services and the rest 18% from handset and SIM card sales.

Service revenues declined 5% y-o-y and 2% q-o-q as a result of seasonal effect and end of low-price promotion.

Service revenues in 3Q06 were Baht 18,046 million, a fall of 5% y-o-y and 2% q-o-q due to lower usage following an ending of low-price promotions in July 2006 and quarterly seasonal effect as September was normally the lowest usage month in a year.

Revenues from handset and SIM card sales were Baht 3,858 million, improved 19.4% y-o-y but declined 5.6% q-o-q. The growth from last year was driven by strong handset sales as handset selling prices continued to decline since the beginning of the year.

For 9M06, the Group generated total revenues of Baht 69,100 million, increased 1.2% from Baht 68,249 million in the same period last year due to higher sales from handset and SIM card.

Total Cost

Total cost includes cost of services and equipment rentals, concession fee and excise tax, and cost of sales. In 3Q06 The Group incurred Baht 13,876 million of total cost, increased 3.3% y-o-y but decreased 0.7% q-o-q.

There was a numbering fee paid to NTC started in Sep-06.

Cost of services and equipment rentals declined 4.2% y-o-y to Baht 5,826 million in 3Q06 from Baht 6,081 million in 3Q05 attributed to lower amortization as some portion of assets under concession agreement had been fully amortized. However, the cost of service increased slightly by 1.1% q-o-q due to higher maintenance expense and numbering fee. The Group started to pay numbering fee to the

National Telecommunications Commission (NTC) since September 2006 at Baht 1/number/month.

The concession fee and excise tax were Baht 4,411 million in 3Q06, decreased 1% y-o-y and 3% q-o-q resulted from lower service revenues during the period. For the nine-month period of 2006, concession fee and excise tax as percentage of service revenue were 24.6%, compared to 23.4% for the same period in 2005 due to the increase of concession fee on postpaid service from 25% last year to 30% currently.

Cost of sales were Baht 3,638 million in 3Q06 increased from Baht 2,898 million in 3Q05 but declined slightly from Baht 3,660 million in 2Q06. This represented a sales margin of 5.7% in 3Q06 compared to 10.3% in 3Q05 and 10.4% in 2Q06. Sales margin was usually fluctuated from quarter to quarter depending on the launches of new handset models.

SG&A expenses increased because of aggressive marketing promotion in this period.

Selling and administrative expenses were Baht 2,621 million in 3Q06, represented an increase of 7.7% y-o-y and 2.4% q-o-q. The higher expenses were mainly caused by higher marketing expenses following increasing marketing activities on refreshments of the Group's three brands – GSM Advance, One-2-call and Sawasdee. SG&A to total revenues increased to 12% in 3Q06 compared to 11% in 3Q05 and 11.4% in 2Q06.

In 3Q06, interest expenses were Baht 372 million, increased from Baht 327 million in 2Q06 as the Group issued a new debenture of total Baht 11,427 million in September 2006.

Net Profit

The Group posted a net profit of Baht 3,653 million in 3Q06, a fall of 12.6% y-o-y and 11.5% q-o-q. For 9M06, net profit was Baht 13,069 million, decreased 7.4% from Baht 14,109 million in 9M05.

Liquidity

During the first nine month period of 2006, current ratio improved slightly to 57% as at end of September 2006 from 55% as at end of December 2005. This was resulted from an increase in amount of cash and cash equivalents from Baht 11,456 million as at the end of 2005 to Baht 13,828 million as at the end of September 2006.

Current assets

As of 30 September 2006, the Group's current assets was Baht 23,235 million, increased 14% from Baht 20,347 million as of 31 December 2005 due to increase in cash and prepaid expenses such as concession fee and excise tax.

Current liabilities

Total current liabilities also increased to Baht 40,746 million from Baht 36,734 million at the end of December 2005 due to increase in trade accounts payable and current portion of long-term debentures.

Summary Translation Letter
To the Stock Exchange of Thailand
November 10, 2006

Management's Discussion and Analysis

	30 September 2006		31 December 2005	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Trade accounts payable	6,519	16.0%	4,520	12.3%
Current portion of long-term borrowings & debentures	16,499	40.5%	14,241	38.8%
Concession right payable, accrued concession fee and excise tax	8,536	20.9%	7,354	20.0%
Other current liabilities	9,192	22.6%	10,619	28.9%

Assets

Total Asset grew from increase in cash and fixed assets

Total assets, as of 30 September 2006 was Baht 132,368 million, grew by Baht 4,408 million from Baht 127,960 million as of 31 December 2005. The increase primarily came from increases in cash & cash equivalents and asset under concession agreement as the Company continued to invest in network capacity and quality.

Current assets accounted for 17.6% of total assets. Details of major items were as follows.

	30 September 2006		31 December 2005	
	Million Baht	% of Total assets	Million Baht	% of Total Assets
Current assets	23,235	17.6%	20,347	15.9%
Property, plant and equipment, net	7,754	5.9%	8,259	6.5%
Asset under concession agreement, net	78,327	59.2%	75,843	59.3%
Deferred tax asset	9,816	7.4%	8,946	7.0%
Other non-current assets	13,236	10.0%	14,565	11.4%

Capital structure

The Group had strong capital structure amidst high dividend pay-out and increase in total debts.

The Group's balance sheet and capital structure remained strong, which support company's ability to continue paying high dividend pay-out. The strong capital structure reflected in low total liabilities to equity at 78% as of 30 September 2006, compared to 60% as of 31 December 2005. The slight increase in ratio was a result of an issuance of debentures of total Baht 11,427 million in September 2006.

Net debt to equity (Net debt = total debentures and borrowings minus cash) also increased to 27% as of 30 September 2006 from 18% as of 31 December 2005.

Summary Translation Letter
To the Stock Exchange of Thailand
November 10, 2006

Management's Discussion and Analysis

Debentures and Loans

Total debentures and loans as of 30 September 2006 were Baht 33,632 million, increased from Baht 25,451 million as of 31 December 2005. In September 2006, the Group issued new long-term debentures of total Baht 11,427 million. These debentures had maturity of 3-7 years with an average interest rate of 5.9% per annum.

	30 September 2006		31 December 2005	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Current portion of long-term borrowings & debentures	16,499	28.5%	14,241	29.7%
Long-term borrowings	23	0.04%	19	0.04%
Long-term debentures	17,110	29.5%	11,191	23.3%
Total interest bearing debts	33,632	58.1%	25,451	53.0%

Shareholders' equity

The Group's shareholder's equity decreased to Baht 74,451 million as of 30 September 2006 from Baht 79,935 million as of 31 December 2005, mainly due to dividend payment of total Baht 18,623 million.

Cash Flow

Cash flow continued to be strong and more than sufficient to finance capex.

For the first nine-month period of 2006, the Group continued to show strong cash flow position. The Group generated net cash flow from operations of Baht 27,656 million and had net additional cash inflow from Baht 11,410 million new debentures. The use of funds was to spend on capital expenditure of Baht 12,477 million, refinance Baht 3,261 million of long-term debt, pay Baht 18,623 million dividends, and the rest kept as cash on hand.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS
(UNAUDITED)

30 SEPTEMBER 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2006, and the related consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2006 and the related statements of changes in shareholders' equity and cash flows for the nine-month period ended 30 September 2006 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these financial statements based on my review. The interim consolidated and company financial statements for the three-month and nine-month periods ended 30 September 2005 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, were reviewed by another auditor from the same firm as myself, whose report dated 11 November 2005 stated that nothing had come to his attention that caused him to believe that the interim financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. The consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2005 and the related consolidated and company statements of changes in shareholders' equity and cash flows for the nine-month period ended 30 September 2005, presented for comparative purposes (before restatement), are components of the aforementioned interim financial statements.

I conducted my review in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and company financial statements for the year ended 31 December 2005 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, respectively, were audited by another auditor of the same firm as myself and his report dated 27 February 2006 expressed an unqualified opinion on those statements. The consolidated and company balance sheets as at 31 December 2005, presented herewith for comparative purposes (before restatement), are part of the consolidated and company financial statements which were audited and upon which a report was issued as stated above and I have not performed any other auditing procedures subsequent to the date of that report.

SUCHART LUENGSURASWAT
Certified Public Accountant
(Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
10 November 2006

Advanced Info Service Public Company Limited

Balance Sheets

As at 30 September 2006 and 31 December 2005

	Notes	Consolidated		Company	
		Unaudited 30 September 2006	Audited 31 December 2005 Restated	Unaudited 30 September 2006	Audited 31 December 2005 Restated
		Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		13,828,478	11,456,373	2,132,261	1,824,526
Short-term investments		116,890	298,840	-	-
Trade accounts receivable, net	7	4,285,546	4,526,264	4,927,660	5,450,856
Amounts due from and loan to related parties	19	2,722	3,017	80,733	40,076
Receivables for cash card		480,761	1,266,494	-	-
Value added tax receivables - third party		362,258	214,746	362,258	214,746
Inventories and spare part inventories for mobile phone network maintenance, net		1,927,778	1,347,141	129,985	186,224
Other current assets	8	2,230,308	1,233,709	1,812,540	1,016,911
Total Current Assets		23,234,741	20,346,584	9,445,437	8,733,339
Non-Current Assets					
Investments in subsidiaries, net	9	-	-	30,953,887	30,977,002
Property, plant and equipment, net	10	7,753,670	8,259,476	7,059,397	7,917,282
Assets under concession agreements, net	10	78,326,732	75,842,690	71,683,609	68,028,653
Intangible assets					
Computer software, net	10	1,336,451	1,440,357	1,262,216	1,351,642
Concession rights, net	10	3,164,810	3,505,927	-	-
Goodwill, net	10	8,128,769	9,003,947	-	-
Deferred tax assets	15	9,816,521	8,945,615	8,863,564	8,018,574
Other non-current assets, net	10	605,910	614,908	494,197	516,566
Total Non-Current Assets		109,132,863	107,612,920	120,316,870	116,809,719
Total Assets		132,367,604	127,959,504	129,762,307	125,543,058

The notes on pages 10 to 37 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Balance Sheets

As at 30 September 2006 and 31 December 2005

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 September 2006	31 December 2005 Restated	30 September 2006	31 December 2005 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Trade accounts payable	11	6,518,772	4,520,100	6,496,204	4,482,010
Amounts due to and loans from related parties	19	285,067	365,129	4,551,935	8,479,780
Current portion of long-term debentures, net, and long-term borrowings	12	16,499,269	14,240,939	16,497,266	14,240,601
Concession right payable, accrued concession fee and excise tax	13	8,536,176	7,354,234	3,434,456	2,295,987
Unearned income - mobile phone service		3,584,267	2,198,430	4,421,146	2,202,185
Advance receipt from customers		1,026,553	3,315,128	-	-
Income tax payable		1,909,135	2,992,232	1,749,111	2,213,434
Deferred tax liabilities	15	39,209	92,184	-	-
Other current liabilities	14	2,347,775	1,655,828	1,777,275	1,389,279
Total Current Liabilities		40,746,223	36,734,204	38,927,393	35,303,276
Non-Current Liabilities					
Long-term debentures, net, and long-term borrowings	12	17,132,441	11,209,806	17,123,589	11,208,335
Other liabilities		37,520	80,941	-	-
Total Non-Current Liabilities		17,169,961	11,290,747	17,123,589	11,208,335
Total Liabilities		57,916,184	48,024,951	56,050,982	46,511,611
Shareholders' Equity					
Share capital					
Authorised share capital	17	4,997,460	5,000,000	4,997,460	5,000,000
Issued and fully paid-up share capital	17	2,952,725	2,950,640	2,952,725	2,950,640
Premium on share capital	17	20,941,714	20,729,933	20,941,714	20,729,933
Advanced receipts for share subscription		12,872	25,257	12,872	25,257
Fair value reserve of available-for-sale securities		-	17,671	-	-
Unrealised gain from dilution of investment		161,187	161,187	161,187	161,187
Retained earnings					
Appropriated - Legal reserve		500,000	500,000	500,000	500,000
Appropriated - Capital reserve for treasury stock		-	83,130	-	83,130
Unappropriated		49,142,827	54,664,430	49,142,827	54,664,430
Treasury stock	17	-	(83,130)	-	(83,130)
Total Parent's Shareholders' Equity		73,711,325	79,049,118	73,711,325	79,031,447
Minority interests		740,095	885,435	-	-
Total Shareholders' Equity		74,451,420	79,934,553	73,711,325	79,031,447
Total Liabilities and Shareholders' Equity		132,367,604	127,959,504	129,762,307	125,543,058

The notes on pages 10 to 37 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Income (Unaudited)

For the three-month periods ended 30 September 2006 and 2005

	Note	Consolidated		Company	
		Unaudited 30 September 2006	Unaudited 30 September 2005 Restated	Unaudited 30 September 2006	Unaudited 30 September 2005 Restated
		Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from services and equipment rentals		18,045,576	18,988,612	17,084,650	17,716,726
Sales		3,857,766	3,229,946	-	-
Total revenues		21,903,342	22,218,558	17,084,650	17,716,726
Cost					
Cost of services and equipment rentals		5,826,546	6,081,192	5,994,269	6,521,141
Concession fee and excise tax		4,410,963	4,455,115	4,105,026	4,035,018
Cost of sales		3,638,462	2,898,268	-	-
Total cost		13,875,971	13,434,575	10,099,295	10,556,159
Gross profit		8,027,371	8,783,983	6,985,355	7,160,567
Selling and administrative expenses		2,620,833	2,432,679	2,225,346	2,157,138
Profit from sales, services and equipment rentals		5,406,538	6,351,304	4,760,009	5,003,429
Other operating income		231,063	127,727	154,258	218,974
Net gain on exchange rate		28,587	28,916	24,590	27,161
Directors' remuneration		(1,509)	(1,135)	(1,440)	(1,120)
Operating results		5,664,679	6,506,812	4,937,417	5,248,444
Share of net profit of investments - equity method		-	-	550,627	758,240
Profit before interest and tax		5,664,679	6,506,812	5,488,044	6,006,684
Interest expense		(371,665)	(393,636)	(441,363)	(387,061)
Income tax		(1,678,956)	(1,948,275)	(1,393,375)	(1,441,139)
Profit before minorities		3,614,058	4,164,901	3,653,306	4,178,484
Loss attributable to minorities, net		(39,248)	(13,583)	-	-
Net profit for the period		3,653,306	4,178,484	3,653,306	4,178,484
Basic earnings per share (Baht)	5				
Net profit for the period		1.24	1.42	1.24	1.42
Diluted earnings per share (Baht)	5				
Net profit for the period		1.24	1.42	1.24	1.42

The notes on pages 10 to 37 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Income (Unaudited)

For the nine-month periods ended 30 September 2006 and 2005

	Notes	Consolidated		Company	
		Unaudited 30 September 2006	Unaudited 30 September 2005 Restated	Unaudited 30 September 2006	Unaudited 30 September 2005 Restated
		Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from services and equipment rentals		57,735,407	59,955,693	54,506,697	55,415,599
Sales		11,364,292	8,293,246	-	-
Total revenues		69,099,699	68,248,939	54,506,697	55,415,599
Cost					
Cost of services and equipment rentals		17,464,016	17,969,078	17,824,613	18,831,758
Concession fee and excise tax		14,203,495	14,058,899	13,243,037	12,866,749
Cost of sales		10,299,171	7,435,309	-	-
Total cost		41,966,682	39,463,286	31,067,650	31,698,507
Gross profit		27,133,017	28,785,653	23,439,047	23,717,092
Selling and administrative expenses		7,996,633	7,467,179	6,736,557	6,718,822
Profit from sales, services and equipment rentals		19,136,384	21,318,474	16,702,490	16,998,270
Other operating income		784,544	426,155	480,867	460,288
Net gain on exchange rate		31,793	18,895	15,796	20,312
Directors' remuneration		(5,714)	(4,067)	(4,925)	(4,037)
Operating results		19,947,007	21,759,457	17,194,228	17,474,833
Share of net profit of investments - equity method	9	-	-	1,895,185	2,636,235
Profit before interest and tax		19,947,007	21,759,457	19,089,413	20,111,068
Interest expense		(1,026,833)	(1,187,306)	(1,197,612)	(1,123,175)
Income tax		(5,967,063)	(6,448,461)	(4,823,111)	(4,879,381)
Profit before minorities		12,953,111	14,123,690	13,068,690	14,108,512
(Loss) profit attributable to minorities, net		(115,579)	15,178	-	-
Net profit for the period		13,068,690	14,108,512	13,068,690	14,108,512
Basic earnings per share (Baht)	5				
Net profit for the period		4.43	4.79	4.43	4.79
Diluted earnings per share (Baht)	5				
Net profit for the period		4.43	4.79	4.43	4.79

The notes on pages 10 to 37 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the nine-month periods ended 30 September 2006 and 2005

	Consolidated (Baht'000)										
	Issued and paid-up share capital	Premium on share capital	Advance receipt for share subscription	Fair Value reserve	Unrealised gain on dilution of investment	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Treasury Stock	Minority interests	Total
Opening balance 2006	2,950,640	20,729,933	25,257	25,243	161,187	500,000	83,130	45,817,013	(83,130)	871,848	71,081,121
Retrospective adjustments (Note 2)	-	-	-	(7,573)	-	-	-	8,847,417	-	13,587	8,853,431
Opening balance - as restated	2,950,640	20,729,933	25,257	17,670	161,187	500,000	83,130	54,664,430	(83,130)	885,435	79,934,552
Net profit for the period	-	-	-	-	-	-	-	13,068,690	-	-	13,068,690
Dividend paid (Note 6)	-	-	-	-	-	-	-	(18,592,833)	-	-	(18,592,833)
Transfer of advanced receipts to additional shares (Note 17)	491	24,766	(25,257)	-	-	-	-	-	-	-	-
Additional shares (Note 17)	4,134	187,015	-	-	-	-	-	-	-	-	191,149
Advanced receipt for share subscription (Note 17)	-	-	12,872	-	-	-	-	-	-	-	12,872
Fair value reserve of available-for-sale securities	-	-	-	(17,670)	-	-	-	-	-	-	(17,670)
Reversal of capital reserve for treasury stock	-	-	-	-	-	-	(83,130)	83,130	-	-	-
Offset of treasury stock (Note 17)	(2,540)	-	-	-	-	-	-	(80,590)	83,130	-	-
Dividend received from subsidiary	-	-	-	-	-	-	-	-	-	(29,761)	(29,761)
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(115,579)	(115,579)
Closing balance 30 September 2006	2,952,725	20,941,714	12,872	-	161,187	500,000	-	49,142,827	-	740,095	74,451,420
Opening balance 2005	2,945,187	20,470,525	11,051	14,268	3,041	500,000	-	43,483,254	(83,130)	742,972	68,087,168
Retrospective adjustments (Note 2)	-	-	-	(4,280)	-	-	-	9,030,734	-	13,785	9,040,239
Opening balance - as restated	2,945,187	20,470,525	11,051	9,988	3,041	500,000	-	52,513,988	(83,130)	756,757	77,127,407
Net profit for the period	-	-	-	-	-	-	-	14,108,512	-	-	14,108,512
Dividend paid	-	-	-	-	-	-	-	(16,491,871)	-	-	(16,491,871)
Transfer of advanced receipts to additional shares	253	10,798	(11,051)	-	-	-	-	-	-	-	-
Additional shares	3,922	175,301	-	-	-	-	-	-	-	315,000	494,223
Advanced receipt for share subscription	-	-	51,483	-	-	-	-	-	-	-	51,483
Fair value reserve of available-for-sale securities	-	-	-	3,840	-	-	-	-	-	-	3,840
Unrealised gain (loss) on dilution of investment	-	-	-	-	158,146	-	-	-	-	(158,146)	-
Capital reserve for treasury stock	-	-	-	-	-	-	83,130	(83,130)	-	-	-
Dividend received from subsidiary	-	-	-	-	-	-	-	-	-	(23,384)	(23,384)
Profit attributable to minorities	-	-	-	-	-	-	-	-	-	15,178	15,178
Closing balance 30 September 2005	2,949,362	20,656,624	51,483	13,828	161,187	500,000	83,130	50,047,499	(83,130)	905,405	75,285,388

The notes on pages 10 to 37 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited) (continued)

For the nine-month periods ended 30 September 2006 and 2005

	Company (Baht'000)								
	Issued and paid-up share capital	Premium on share capital	Advance receipt for share subscription	Unrealised gain on dilution of investment	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Treasury Stock	Total
Opening balance 2006	2,950,640	20,729,933	25,257	161,187	500,000	83,130	45,817,013	(83,130)	70,184,030
Retrospective adjustments (Note 2)	-	-	-	-	-	-	8,847,417	-	8,847,417
Opening balance - as restated	2,950,640	20,729,933	25,257	161,187	500,000	83,130	54,664,430	(83,130)	79,031,447
Net profit for the period	-	-	-	-	-	-	13,068,690	-	13,068,690
Dividend paid (Note 6)	-	-	-	-	-	-	(18,592,833)	-	(18,592,833)
Transfer of advanced receipts to additional shares (Note 17)	491	24,766	(25,257)	-	-	-	-	-	-
Additional shares (Note 17)	4,134	187,015	-	-	-	-	-	-	191,149
Advanced receipts for share subscription (Note 17)	-	-	12,872	-	-	-	-	-	12,872
Reversal of capital reserve for treasury stock	-	-	-	-	-	(83,130)	83,130	-	-
Offset of treasury stock (Note 17)	(2,540)	-	-	-	-	-	(80,590)	83,130	-
Closing balance 30 September 2006	2,952,725	20,941,714	12,872	161,187	500,000	-	49,142,827	-	73,711,325
Opening balance 2005	2,945,187	20,470,525	11,051	3,041	500,000	-	43,483,254	(83,130)	67,329,928
Retrospective adjustments (Note 2)	-	-	-	-	-	-	9,030,734	-	9,030,734
Opening balance - as restated	2,945,187	20,470,525	11,051	3,041	500,000	-	52,513,988	(83,130)	76,360,662
Net profit for the period	-	-	-	-	-	-	14,108,512	-	14,108,512
Dividend paid	-	-	-	-	-	-	(16,491,871)	-	(16,491,871)
Transfer of advanced receipts to additional shares	253	10,798	(11,051)	-	-	-	-	-	-
Additional shares	3,922	175,301	-	-	-	-	-	-	179,223
Advanced receipts for share subscription	-	-	51,483	-	-	-	-	-	51,483
Unrealised gain on dilution of investment	-	-	-	158,146	-	-	-	-	158,146
Capital reserve for treasury stock	-	-	-	-	-	83,130	(83,130)	-	-
Closing balance 30 September 2005	2,949,362	20,656,624	51,483	161,187	500,000	83,130	50,047,499	(83,130)	74,366,155

The notes on pages 10 to 37 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows (Unaudited)
For the nine-month periods ended 30 September 2006 and 2005

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		30 September	30 September	30 September	30 September
		2006	2005	2006	2005
			Restated		Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities	18	27,655,903	25,153,697	24,591,114	22,903,406
Cash flows from investing activities:					
Net changes in short-term investments		156,708	(101,019)	-	-
Net changes in advances to suppliers		-	56,653	-	56,653
Proceeds from disposals of property and equipment		16,204	12,806	14,965	83,905
Acquisitions of subsidiaries, net of cash acquired	9	-	-	(99,000)	(213,000)
Cash invested in long-term investments in a subsidiary		-	-	-	(250,000)
Purchases of property, plant and equipment		(2,380,406)	(2,556,127)	(2,317,394)	(2,482,801)
Purchases of assets under concession agreements		(10,096,842)	(9,254,956)	(9,845,440)	(8,849,891)
Dividend received from subsidiaries		-	-	2,017,300	1,603,741
Net cash payments to investing activities		(12,304,336)	(11,842,643)	(10,229,569)	(10,051,393)
Cash flows from financing activities:					
Proceeds from short-term loans from banks		-	1,500,000	-	1,500,000
Proceeds from short-term loans from a subsidiary		-	-	5,000,000	7,500,000
Repayments of short-term loans from a subsidiary		-	-	(8,800,000)	(2,500,000)
Repayments of long-term debentures	12	(3,250,000)	(3,000,000)	(3,250,000)	(3,000,000)
Proceeds from long-term debentures	12	11,410,173	-	11,410,173	-
Finance lease principal payments	12	(10,815)	(96,642)	(9,148)	(96,307)
Cash reciepts from additional share in a subsidiary from minorities		-	315,000	-	-
Net proceeds from capital increase		4,134	3,922	4,134	3,922
Net proceeds from share premium		187,015	175,301	187,015	175,301
Advanced receipts for share subscription		12,872	51,483	12,872	51,483
Payments of dividend	6	(18,592,833)	(16,491,871)	(18,592,833)	(16,491,871)
Payments of dividend to minorities		(29,761)	(23,384)	-	-
Net cash payments from financing activities		(10,269,215)	(17,566,191)	(14,037,787)	(12,857,472)
Net increase (decrease) in cash and cash equivalents		5,082,352	(4,255,137)	323,758	(5,459)
Opening balance		6,757,483	9,449,331	1,824,526	1,535,118
Unrealised (loss) gain on exchange rate of cash and cash equivalents		(16,023)	17,119	(16,023)	17,119
Closing balance		11,823,812	5,211,313	2,132,261	1,546,778

The notes on pages 10 to 37 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows (Unaudited) (continued)
For the nine-month periods ended 30 September 2006 and 2005

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the nine-month periods ended 30 September 2006 and 2005 comprise:

	Consolidated		Company	
	Unaudited 30 September 2006	Unaudited 30 September 2005 Restated	Unaudited 30 September 2006	Unaudited 30 September 2005 Restated
	Million Baht	Million Baht	Million Baht	Million Baht
Cash and deposits at financial institutions	7,802	5,724	1,668	796
Short-term investments with maturities of three months or less	6,027	1,657	464	751
Cash and cash equivalents stated in balance sheets	13,829	7,381	2,132	1,547
Less restricted bank deposit	(2,005)	(2,170)	-	-
Total cash and cash equivalents for statement of cash flows purpose	11,824	5,211	2,132	1,547

Restricted bank deposits

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks amounting to the subsidiaries' outstanding balance of advance from customers of Baht 2,004.67 million (30 September 2005: Baht 2,170.41 million) have to be maintained as the minimum at bank and cannot be used for other purposes apart from payment made to service providers.

Interest paid, income tax and non-cash investing activities

Interest paid, income tax paid and non-cash investing activities for the nine-month periods ended 30 September 2006 and 2005 comprise:

	Consolidated		Company	
	Unaudited 30 September 2006	Unaudited 30 September 2005 Restated	Unaudited 30 September 2006	Unaudited 30 September 2005 Restated
	Million Baht	Million Baht	Million Baht	Million Baht
Interest paid and income tax paid				
Interest paid	1,069	1,142	1,319	1,155
Income tax paid	8,101	9,712	6,132	7,449
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	4,368	3,575	4,267	3,454

The notes on pages 10 to 37 are an integral part of these interim financial statements.

1 Accounting policies

These interim consolidated and company financial statements are prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, "Interim Financial Reporting" and additional notes are presented as required by the Securities and Exchange Commission under the Securities and Exchange Act., B.E. 2535.

An English version of the consolidated and company interim financial statements have been prepared from the interim financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language interim financial statements shall prevail.

As a result of the Federation of Accounting Profession (FAP) approval of three new accounting standards on 12 May 2005, the Company has adopted TAS 52, 'Events after Balance Sheet Date', TAS 53, 'Provisions, Contingent Liabilities, Contingent Assets' and TAS 54, 'Discontinuing Operations' since the second quarter of 2005. The adoption of three new standards did not have material impact on the interim consolidated and company financial statements presented.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005, except for the early adoption of TAS 56, 'Accounting for Income Taxes', prior to its effective date as follows.

Deferred income tax is provided in full, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from amortisation on the assets under concession, depreciation on the property, plant and equipment, allowance for doubtful debts, provision for liabilities, tax losses carried forward. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim financial statements should be read in conjunction with the 2005 annual financial statements.

These interim consolidated and company financial statements have been approved for issue by the Board of Directors on 10 November 2006

2 Early adoption of Accounting for Income Taxes

As mentioned in note 1, the Group has early adopted in the first quarter of 2006, prior to its effective date, TAS 56, "Accounting for Income Taxes". The adjustment as a result of the adoption has been accounted for retrospectively. The Group and the Company adjusted the consolidated and company balance sheets as at 31 December 2005, and the consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2005 as follows:

Balance sheets as at 31 December 2005	Restated	
	Consolidated Million Baht	Company Million Baht
Increase in long-term investments	-	829
Increase in deferred tax assets	8,946	8,019
Increase in deferred tax liabilities	92	-
Shareholders' equity		
Decrease in fair value reserve	8	-
Increase in retained earnings as at 31 December 2005	8,847	8,847
Increase in retained earnings as at 1 January 2005	9,030	9,030
Increase in minority interests	14	-

Statements of income for the three-month period ended 30 September 2005	Restated	
	Consolidated Million Baht	Company Million Baht
Decrease in share of net profit of investments - equity method	-	61
Increase in income tax	237	176
Decrease in profit attributable to minorities	-	-
Decrease in net profit for the period	237	237
Decrease in basic earnings per share (Baht)	0.08	0.08
Decrease in diluted earnings per share (Baht)	0.09	0.09

Statements of income for the nine-month period ended 30 September 2005	Restated	
	Consolidated Million Baht	Company Million Baht
Decrease in share of net profit of investments - equity method	-	110
Decrease in income tax	154	265
Decrease in profit attributable to minorities	1	-
Increase in net profit for the period	155	155
Increase in basic earnings per share (Baht)	0.05	0.05
Increase in diluted earnings per share (Baht)	0.05	0.05

3 Segment information

Financial information by business segment for the three-month and nine-month periods ended 30 September 2006 and 2005 are as follows:

	Consolidated (Million Baht)							
	For the three-month periods ended 30 September							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2006	2005	2006	2005	2006	2005	2006	2005
Revenues:								
Revenues from services and equipment rentals	17,833	18,820	28	25	185	144	18,046	18,989
Sales	-	-	3,857	3,229	1	1	3,858	3,230
Total revenues	17,833	18,820	3,885	3,254	186	145	21,904	22,219
Operating expenses:								
Cost of sales, services and equipment rentals	(10,081)	(10,429)	(3,649)	(2,906)	(146)	(100)	(13,876)	(13,435)
Selling and administrative expenses	(2,446)	(2,275)	(94)	(93)	(81)	(65)	(2,621)	(2,433)
Operating profit (loss)	5,306	6,116	142	255	(41)	(20)	5,407	6,351

3 Segment information (continued)

	Consolidated (Million Baht)							
	For the nine-month periods ended 30 September							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2006	2005	2006	2005	2006	2005	2006	2005
Revenues:								
Revenues from services and equipment rentals	57,153	59,483	69	76	513	397	57,735	59,956
Sales	-	-	11,352	8,291	12	2	11,364	8,293
Total revenues	57,153	59,483	11,421	8,367	525	399	69,099	68,249
Operating expenses:								
Cost of sales, services and equipment rentals	(31,256)	(31,760)	(10,319)	(7,458)	(392)	(246)	(41,967)	(39,464)
Selling and administrative expenses	(7,398)	(7,105)	(349)	(202)	(249)	(160)	(7,996)	(7,467)
Operating profit (loss)	18,499	20,618	753	707	(116)	(7)	19,136	21,318

4 Significant items charged to operating profit

The following items have been charged to the operating profit during the interim period:

	Consolidated		Company	
	30 September 2006 Million Baht	30 September 2005 Million Baht	30 September 2006 Million Baht	30 September 2005 Million Baht
Depreciation on property and equipment (Note 10)	2,924	3,684	2,833	3,621
Amortisation of Assets under concession agreements (Note 10)	9,253	9,505	8,290	7,975
Amortisation of intangible assets (Note 10)				
- Computer software	380	385	376	385
- Concession rights	341	341	-	-
- Goodwill	875	875	-	-
- Deferred charges	84	117	68	102
Loss (reversal) on obsolete spare parts for mobile phone network maintenance, net	94	(135)	90	(145)
Impairment loss/written-off on assets	69	-	53	-
Doubtful accounts and bad debts	210	396	197	380
Staff costs	2,603	2,128	1,910	1,543
Marketing expenses	2,052	2,010	1,750	1,874
Number of staff (persons)	7,944	7,759	4,619	4,532

5 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month and nine-month periods ended 30 September 2006 and 2005.

5 Earnings per share (continued)

	Consolidated		Company	
For the three-month periods ended	30 September 2006	30 September 2005 Restated	30 September 2006	30 September 2005 Restated
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	3,653	4,178	3,653	4,178
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,955	2,946	2,955	2,946
Basic earnings per share (Baht)	1.24	1.42	1.24	1.42
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	-	1	-	1
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,955	2,947	2,955	2,947
Diluted earnings per share (Baht)	1.24	1.42	1.24	1.42

	Consolidated		Company	
For the nine-month periods ended	30 September 2006	30 September 2005 Restated	30 September 2006	30 September 2005 Restated
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	13,069	14,109	13,069	14,109
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,952	2,945	2,952	2,945
Basic earnings per share (Baht)	4.43	4.79	4.43	4.79
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	-	1	-	1
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,952	2,946	2,952	2,946
Diluted earnings per share (Baht)	4.43	4.79	4.43	4.79

6 Dividend paid

During the three-month period ended 30 September 2006, at the Board of Directors' Meeting on 15 August 2006, it was approved to declare an interim dividend for 2,952.55 million shares of Baht 3.00 each, totaling Baht 8,857.65 million. Dividends of Baht 8,857.17 million were paid to shareholders on 13 September 2006. The remaining amount of Baht 0.48 million pertained to shareholders that were not entitled to receive the dividend and thus the Company will not pay such amount.

7 Trade accounts receivable, net

	Consolidated		Company	
	30 September 2006 Million Baht	31 December 2005 Million Baht	30 September 2006 Million Baht	31 December 2005 Million Baht
Trade accounts receivable, gross				
Third parties	2,800	2,716	1,753	2,123
Related parties (Note 19)	130	138	1,887	1,776
Accrued income	1,769	2,288	1,664	2,121
	4,699	5,142	5,304	6,020
Less allowance for trade receivables	(413)	(616)	(376)	(569)
	4,286	4,526	4,928	5,451

Outstanding trade accounts receivable from third parties can be analysed as follows:

	Consolidated		Company	
	30 September 2006 Million Baht	31 December 2005 Million Baht	30 September 2006 Million Baht	31 December 2005 Million Baht
Current - 3 months	4,393	4,707	3,260	3,972
Overdue 3 - 6 months	117	167	110	157
Overdue 6 - 12 months	11	35	9	32
Overdue over 12 months	48	95	38	83
	4,569	5,004	3,417	4,244
Less allowance for trade receivables	(413)	(616)	(376)	(569)
	4,156	4,388	3,041	3,675

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

8 Other current assets

	Consolidated		Company	
	30 September 2006 Million Baht	31 December 2005 Million Baht	30 September 2006 Million Baht	31 December 2005 Million Baht
Prepaid expenses	1,624	887	1,561	833
Other receivables	606	347	252	184
	2,230	1,234	1,813	1,017

9 Investments in subsidiaries, net

Movements in investments in subsidiaries for the nine-month period ended 30 September 2006 comprise:

	Company
	2006
	Million Baht
Transactions during the nine-month period ended 30 September	
Opening net book amount - as previously reported	30,148
Retrospective adjustment (Note 2)	829
Opening net book amount - as restated	30,977
Share of net profit of investments - equity method	1,895
Addition	99
Dividend received from a subsidiary	(2,017)
Closing net book amount	30,954

On 11 September 2006, AIS International Network Company Limited, a subsidiary, registered the increase in the share capital from Baht 1.00 million (10,000 shares of Baht 100 each) to Baht 200.00 million (2 million shares of Baht 100 each) with the Ministry of Commerce. The purpose of the capital increase is to fund the operation of international gateway business. The Company paid for the call-up share capital of Baht 49.75 per share, totaling Baht 99.00 million on 8 September 2006. The Company still owns 99.99% of the completion of the capital increase.

9 Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows:

Company - 30 September 2006 / 31 December 2005

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital Million Baht	Investment portion %	Cost Million Baht	Accumulated share of profit (loss) in subsidiaries Million Baht		Equity Million Baht		Dividend Million Baht		Unrealised gain on dilution of investment Million baht	
							30 September 2006	31 December 2005 Restated	30 September 2006	31 December 2005 Restated	30 September 2006	31 December 2005	30 September 2006	31 December 2005
Mobile from Advance Co., Ltd.	Currently ceased operations.	Thailand	Shareholder	240.00	99.99	600.00	8,571.43	8,564.92	275.11	268.60	-	(18.72)	-	-
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line and broadband	Thailand	Shareholder	957.52	51.00	597.82	(282.26)	(142.22)	318.60	458.64	-	-	3.04	3.04
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1.00	49.00	8.00	18.64	17.97	26.64	25.97	-	-	-	-
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272.00	99.99	810.96	(129.80)	(176.39)	449.96	403.37	-	(231.20)	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHS	Thailand	Shareholder	14,621.86	98.55	23,299.84	9,023.52	7,589.18	28,721.04	29,304.00	(2,017.30)	(1,585.02)	-	-
Data Line Thai Co., Ltd.	Service provider of Internet	Thailand	Shareholder	15.00	65.00	2.41	(2.21)	(2.09)	0.20	0.32	-	-	-	-
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	Shareholder	250.00	99.99	250.00	581.88	(10.01)	831.88	239.99	-	-	-	-
Advanced MPay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	Shareholder	300.00	69.99	210.00	(138.12)	(95.01)	230.03	273.14	-	-	158.15	158.15

9 Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows:

Company - 30 September 2006 / 31 December 2005

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital Million Baht	Investment portion %	Cost Million Baht	Accumulated share of profit (loss) in subsidiaries Million Baht		Equity Million Baht		Dividend Million Baht		Unrealised gain on dilution of investment Million baht	
							30 September 2006	31 December 2005 Restated	30 September 2006	31 December 2005 Restated	30 September 2006	31 December 2005	30 September 2006	31 December 2005
AIS International Network Co., Ltd.	Service provider of international gateway	Thailand	Shareholder	100.00	99.99	100.00	(1.55)	(0.01)	98.45	0.99	-	-	-	-
AIS Wireless Communication Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.01)	(0.01)	0.99	0.99	-	-	-	-
AIS Wire Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.01)	(0.01)	0.99	0.99	-	-	-	-
	Investments in subsidiaries, net					25,881.03	17,641.51	15,746.32	30,953.89	30,977.00	(2,017.30)	(1,834.94)	161.19	161.19

10 Capital expenditure and commitments

	Consolidated (Million Baht)				
	Property and equipment	Assets under concession agreements	Computer software	Concession rights	Goodwill and other assets
Transactions during the nine-month period ended 30 September 2006					
Opening net book value	8,259	75,843	1,440	3,506	9,619
Additions	2,163	12,161	191	-	77
Disposals, net	(14)	-	-	-	(2)
Transfer, net	272	(357)	85	-	-
Depreciation/amortisation charges	(2,924)	(9,253)	(380)	(341)	(959)
Allowance for impairment/written-off	(2)	(67)	-	-	-
Closing net book value	7,754	78,327	1,336	3,165	8,735
At 30 September 2006					
Cost	27,171	159,243	3,410	6,993	15,470
Less accumulated depreciation/amortisation	(19,415)	(76,879)	(2,074)	(3,828)	(6,735)
allowance for asset impairment	(2)	(4,021)	-	-	-
allowance for written-off assets	-	(16)	-	-	-
Net book value	7,754	78,327	1,336	3,165	8,735

Additions include Baht 16.14 million (2005: Baht 5.72 million) assets leased under finance leases (where the Group is the lessee).

	Company (Million Baht)			
	Property and equipment	Assets under concession agreements	Computer software	Other assets
Transactions during the nine-month period ended 30 September 2006				
Opening net book value	7,917	68,029	1,352	516
Additions	2,060	11,996	216	49
Disposals, net	(13)	-	-	(3)
Transfer, net	(70)	-	70	-
Depreciation/amortisation charges	(2,833)	(8,290)	(376)	(68)
Allowance for impairment	(2)	(51)	-	-
Closing net book value	7,059	71,684	1,262	494
At 30 September 2006				
Cost	25,776	143,264	3,327	711
Less accumulated depreciation/amortisation	(18,715)	(67,559)	(2,065)	(217)
allowance for asset impairment	(2)	(4,021)	-	-
Net book value	7,059	71,684	1,262	494

Additions include Baht 5.42 million (2005: Baht 4.60 million) assets leased under finance leases (where the Company is the lessee).

10 Capital expenditure and commitments (continued)

Capital expenditure commitments with third parties

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated		Company	
	30 September 2006 Million	31 December 2005 Million	30 September 2006 Million	31 December 2005 Million
Assets under concession agreements				
Thai Baht	6,174	2,679	6,156	2,642
US Dollars	88	43	87	38
Japanese Yen	871	1,478	871	1,478
Euro	1	1	1	1
Property and equipment				
Thai Baht	215	224	208	217
US Dollars	13	16	13	16
Service maintenance agreements				
Thai Baht	1,341	1,064	1,278	1,061
US Dollars	11	7	10	7
Japanese Yen	134	74	134	74

The Group has entered into lease and related service agreements for office spaces, cars, base stations, computer hardware and others for periods ranging from 1 month to 9 years with options to renew. As at 30 September 2006, the Group is committed to pay for rental and related services in respect of the agreements as follows:

		Consolidated Million Baht	Company Million Baht
Payment due	- within 1 year	908	804
	- within 2 to 5 years	1,347	1,269
	- over 5 years	123	123

11 Trade accounts payable

	Consolidated		Company	
	30 September 2006 Million Baht	31 December 2005 Million Baht	30 September 2006 Million Baht	31 December 2005 Million Baht
Trade accounts payable				
Third parties	6,414	4,399	6,018	3,755
Related parties (Note 19)	105	121	478	727
	6,519	4,520	6,496	4,482

12 Borrowings

	Consolidated		Company	
	30 September 2006 Million Baht	31 December 2005 Million Baht	30 September 2006 Million Baht	31 December 2005 Million Baht
Current				
Current portion of long-term debentures, net	16,488	14,231	16,488	14,231
Current portion of finance lease liabilities	11	10	9	10
	16,499	14,241	16,497	14,241
Non-current				
Long-term debentures, net	17,110	11,191	17,110	11,191
Finance lease liabilities	23	19	14	17
	17,133	11,210	17,124	11,208
Total borrowings	33,632	25,451	33,621	25,449

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the nine-month period ended 30 September 2006		
Opening net book value	25,451	25,449
Additions	11,427	11,416
Repayments	(3,261)	(3,259)
Amortisation of bond issuing cost	15	15
Closing net book value	33,632	33,621

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 30 September 2006 are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures	33,627	33,788	33,627	33,788

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Market Association at the close of the business on the balance sheet date.

13 Concession right payable

Digital Phone Company Limited ("DPC"), a subsidiary, acquired its concession under an assignment agreement from Total Access Communication Public Company Limited ("TAC"). Under the assignment agreement, DPC has outstanding amounts due to TAC in respect of the acquisition of this concession right. Under the terms of the agreement, TAC is entitled to terminate the agreement in the event of non-payment. As set out in the financial statements for the year ended 31 December 2003, DPC is in arbitration with TAC with respect to the principal and interest outstanding. On 30 September 2003 and 28 October 2003, TAC submitted the case to the Arbitration Committee for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the agreement totaling USD 35.49 million and called for payment with an additional interest charge on the overdue payment of USD 1.34 million calculated up to 28 October 2003 and with interest to be charged at 9.50% per annum on overdue payment, from 29 October 2003 until the payment is made.

On 5 July 2006, TAC has submitted an additional claims to the Arbitration Committee for the last two amounts of concession rights fees due on 30 September 2004 and 2005 comprising principal and interest according to the agreement totalling USD 87.38 million and called for payment with an additional interest charge on the overdue payment of USD 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made.

DPC has recorded these principal and interest (excluding interest on overdue amounts) in the total concession payable (using the effective interest rate method) of Baht 4,739 million (31 December 2005: Baht 4,739 million). DPC has engaged legal advisors and submitted its case to the Arbitration Committee for settlement. The arbitration process was not completed in this period. According to the agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession payable and interest according to the agreement (using the effective interest rate method) but have not provided accrued interest charge for overdue payment. DPC's management believes that settlement of this arbitration case should not have a material unfavourable effect on the financial statements.

14 Other current liabilities

	Consolidated		Company	
	30 September 2006 Million Baht	31 December 2005 Million Baht	30 September 2006 Million Baht	31 December 2005 Million Baht
Accrued bonus	326	344	285	287
Accrued interest expense	163	204	163	289
Value added tax payable, net	153	235	144	213
Other payables	900	267	697	208
Other current liabilities	806	606	488	392
	2,348	1,656	1,777	1,389

15 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 30% (2005: 30%).

The movement on the deferred income tax account is as follows:

	Consolidated		Company	
	2006	**2005 Restated**	**2006**	**2005 Restated**
				Million Baht
At 1 January	8,853	9,040	8,019	8,097
Statement of income charge	916	154	845	265
Reverse from equity/tax charge to equity	8	(1)	-	-
At 30 September	9,777	9,193	8,864	8,362

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the period is as follows:

Million Baht

	Consolidated					
Deferred tax assets	**Allowance for doubtful accounts**	**Allowance for obsolete spare part inventories**	**Amortisation of asset under concession agreement**	**Unearned income - mobile phone service**	**Others**	**Total**
At 1 January 2006	219	138	8,164	660	58	9,239
(Charges)/credit to net profit	(39)	27	321	666	(3)	972
At 30 September 2006	180	165	8,485	1,326	55	10,211

Deferred tax liabilities	**Prepaid commission**	**Prepaid concession fee and excise tax**	**Accelerated tax amortisation**	**Fair value gains**	**Others**	**Total**
At 1 January 2006	92	157	91	34	12	386
(Credit)/charges to net profit	(53)	147	(9)	(26)	(3)	56
Reverse from equity	-	-	-	(8)	-	(8)
At 30 September 2006	39	304	82	-	9	434

15 Deferred income tax (continued)

Million Baht

Deferred tax assets	Company					
	Allowance for doubtful accounts	Allowance for obsolete spare part inventories	Amortisation of asset under concession agreement	Unearned income - mobile phone service	Others	Total
At 1 January 2006	154	138	7,177	660	59	8,188
(Charges)/credit to net profit	(51)	27	351	666	(4)	989
At 30 September 2006	103	165	7,528	1,326	55	9,177

Deferred tax liabilities	Prepaid concession fee and excise tax	Others	Total
At 1 January 2006	157	12	169
Charges/(credit) to net profit	147	(3)	144
At 30 September 2006	304	9	313

Deferred income tax assets and liabilities are offset when there is a legally enforceable right the income taxes relate to the same fiscal authority. The following amounts, determining after appropriate offsetting, are shown in the consolidated and the Company balance sheets:

Million Baht

	Consolidated		Company	
	30 September 2006	31 December 2005 Restated	30 September 2006	31 December 2005 Restated
Deferred tax assets	9,816	8,946	8,864	8,019
Deferred tax liabilities	39	92	-	-

16 Income tax

Reconciliation of income tax for the three-month periods ended 30 September is as follows:

	Consolidated		Company	
Million Baht	30 September 2006	30 September 2005 Restated	30 September 2006	30 September 2005 Restated
Current tax	2,286	1,711	1,945	1,265
Deferred tax	(607)	237	(552)	176
	1,679	1,948	1,393	1,441

Reconciliation of income tax for the nine-month periods ended 30 September is as follows:

	Consolidated		Company	
Million Baht	30 September 2006	30 September 2005 Restated	30 September 2006	30 September 2005 Restated
Current tax	6,883	6,602	5,668	5,144
Deferred tax (Note 15)	(916)	(154)	(845)	(265)
	5,967	6,448	4,823	4,879

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the nine-month periods ended 30 September is as follows:

	Consolidated		Company	
Million Baht	30 September 2006	30 September 2005 Restated	30 September 2006	30 September 2005 Restated
Profit before tax	18,920	20,572	17,892	18,988
Tax calculated at a tax rate of 30% (2005: 30%)	5,676	6,172	5,368	5,696
Share of net results from investments - equity method	-	-	(569)	(791)
Effect from elimination with subsidiaries	238	275	-	-
Other permanent differences	53	1	24	(26)
Tax charge	5,967	6,448	4,823	4,879

Further information about deferred tax is presented in Note 15.

17 Share capital and premium on share capital

	Million shares		Million Baht		
	Authorised share capital	Issued and paid-up share capital	Ordinary shares	Share premium	Total
For the nine-month period ended 30 September 2006					
Opening balance	5,000	2,951	2,951	20,730	23,681
Issue of shares	-	5	5	212	217
Reduction of shares - Treasury stock	(3)	(3)	(3)	-	(3)
Closing balance	4,997	2,953	2,953	20,942	23,895

During the nine-month period ended 30 September 2006, the Company registered the increase in share capital with the Ministry of Commerce for 4.63 million ordinary shares from the exercise of 4.40 million warrants, 0.47 million warrants of which were exercised during the quarter ended 31 December 2005. The capital increase results in an increase in paid-up share capital and share premium of Baht 4.63 million and Baht 211.78 million, respectively.

According to the Public Limited Companies Act (No.2) B.E. 2544, Treasury Stock Rules, any company repurchases its shares has to dispose all of the repurchased shares with in a 3-year period commencing from the date of share repurchase completion. If the Company does not dispose the treasury stock within the 3-year period, the Company has to reduce its paid-up share capital to offset with the treasury stock. The Company repurchased 2,540,200 of its ordinary shares during 2 December 2002 to 1 June 2003. However, as at 1 June, 2006, the Company has not disposed any of the treasury stock. In order to comply with the aforementioned regulations, the Company offset its treasury stock with its authorised and paid-up share capital. The Company registered the reduction in authorised and paid-up share capital with the Ministry of Commerce on 16 June 2006.

As at 30 September 2006, the total issued number of ordinary shares is 2,952.73 million shares (31 December 2005: 2,950.64 million shares) with a par value of Baht 1 per share (31 December 2005: Baht 1 per share). All issued shares are fully paid.

17 Share capital and premium on share capital (continued)

Warrants granted to directors and employees

The Company has granted warrants at Baht nil per unit to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

Grant date	**27/03/2002 (Grant I)**	**30/05/2003 (Grant II)**	**31/05/2004 (Grant III)**	**31/05/2005 (Grant IV)**	**31/05/2006 (Grant V)**
Warrants (Million units)	14.00	8.47	9.00	9.69	10.14
Exercise price per unit	48.00	43.38	91.79	106.66	91.46
Exercise ratio	1 : 1	1 : 1	1 : 1	1 : 1	1 : 1
First adjustment to exercise price per unit and ratio (effective from 20 August 2003 onwards)					
- Price	47.73	43.14	-	-	-
- Ratio	1 : 1.00559	1 : 1.00559	-	-	-
Second adjustment to exercise price per unit and ratio (effective from 30 September 2004 onwards)					
- Price	47.40	42.84	-	-	-
- Ratio	1 : 1.01261	1 : 1.01261	-	-	-
Third adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)					
- Price	47.15	42.63	91.35	-	-
- Ratio	1 : 1.01751	1 : 1.01751	1 : 1.00484	-	-
Fourth adjustment to exercise price per unit and ratio (effective from 7 March 2005 onwards)					
- Price	46.78	42.30	90.64	-	-
- Ratio	1 : 1.02549	1 : 1.02549	1 : 1.01272	-	-
Fifth adjustment to exercise price per unit and ratio (effective from 22 August 2005 onwards)					
- Price	46.16	41.74	89.44	105.25	-
- Ratio	1 : 1.03927	1 : 1.03927	1 : 1.02633	1 : 1.01344	-
Sixth adjustment to exercise price per unit and ratio (effective from 30 March 2006 onwards)					
- Price	45.32	40.99	87.82	103.34	-
- Ratio	1 : 1.05843	1 : 1.05843	1 : 1.04525	1 : 1.03213	-
Seventh adjustment to exercise price per unit and ratio (effective from 25 August 2006 onwards)					
- Price	44.62	40.35	86.45	101.74	90.05
- Ratio	1 : 1.07512	1 : 1.07512	1 : 1.06173	1 : 1.04841	1 : 01577

Seventh adjustment to exercise price and exercise ratio of warrant grant I, grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 15 August 2006, the Board passed a resolution to approve the seventh adjustment of the exercise price of warrants grant I, grant II, grant III, grant IV and grant V from Baht 45.32 per unit to Baht 44.62 per unit, from Baht 40.99 per unit to Baht 40.35 per unit, from Baht 87.82 per unit to Baht 86.45 per unit, from Baht 103.34 per unit to Baht 101.74 per unit and from Baht 91.46 per unit to Baht 90.05 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.05843 to 1 : 1.07512 for both grant I and grant II, from 1 : 1.04525 to 1 : 1.06173 for grant III, from 1 : 1.03213 to 1 : 1.04841 for grant IV and from 1 : 1 to 1 : 1.01577 for grant V. The new exercise price and exercise ratio were effective from 25 August 2006 onwards.

17 Share capital and premium (continued)

Warrants granted to directors and employees (continued)

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the nine-month period ended 30 September 2006			
Opening balance	4.76	20.26	25.02
Granted	2.41	7.98	10.39
Exercised	(0.29)	(3.91)	(4.20)
Closing balance	6.88	24.33	31.21

Exercised warrants

During the nine-month period ended 30 September 2006, 0.29 million units and 3.91 million units were exercised by the Company's directors and employees, respectively. The exercises of 3.93 million warrants during this period, and of 0.47 million warrants during the quarter ended 31 December 2005, increased paid-up share capital and premium on share capital by Baht 4.63 million and Baht 211.78 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.27 million units or 0.29 million shares on 3 October 2006. The Company received advanced payment from shareholders for the 0.29 million shares in the amount of Baht 12.87 million in the quarter ended 30 September 2006 (Note 21).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

18 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the nine-month periods ended 30 September 2006 and 2005:

		Consolidated		Company	
		30 September 2006	30 September 2005 Restated	30 September 2006	30 September 2005 Restated
	Notes	**Million Baht**	**Million Baht**	**Million Baht**	**Million Baht**
Cash flows from operating activities:					
Net profit for the period		13,069	14,109	13,069	14,109
Adjusted by:					
Depreciation	10	2,924	3,684	2,833	3,621
Amortisation of computer software	10	380	385	376	385
Amortisation of assets under concession agreements	10	9,253	9,505	8,290	7,975
Allowance for impairment/written-off	10	69	-	53	-
Amortisation of concession right	10	341	341	-	-
Amortisation of goodwill	10	875	875	-	-
Amortisation of deferred charges	10	84	117	68	102
Amortisation of forward and swap premium		13	21	13	21
Amortisation of bond issuing cost		15	18	15	18
Loss (Reversal) on write-off obsolete spare parts for mobile phone network maintenance		94	(135)	90	(145)
Loss on write-off of deferred charge		3	4	2	4
Doubtful accounts and bad debts		210	396	197	380
Loss (Reversal) on obsolete inventories and diminution in value of finished goods		51	(17)	-	-
(Gain) Loss on disposals of fixed assets		(7)	18	(6)	18
Loss on write-off property, plant and equipment		5	5	5	5
Unrealised loss on foreign exchange rate		8	4	8	4
Realised unearned income		(43)	(24)	-	-
Share of net profit in subsidiaries	9	-	-	(1,895)	(2,636)
Decrease in deferred tax income		(916)	(154)	(845)	(265)
Share of net (loss) profit from subsidiaries to minority interests		(116)	15	-	-
Net income before changes in operating assets and liabilities		26,312	29,167	22,273	23,596
Changes in operating assets and liabilities					
- Restricted bank deposits		2,694	(2,170)	-	-
- Trade accounts receivable		25	264	320	1,274
- Amounts due from related parties		-	(1)	(41)	(41)
- Receivable for cash card		786	-	-	-
- Value added tax receivables - third party		(148)	299	(148)	299
- Inventories and spare part inventories for mobile network maintenance		(725)	(187)	(34)	172
- Other current assets		(1,010)	(139)	(809)	66
- Other assets		(77)	(106)	(48)	(104)
- Trade accounts payable		(8)	(360)	(76)	(101)
- Amounts due to related parties		(80)	(57)	(128)	(25)
- Concession rights payable, accrued concession fee and excise tax		1,182	1,372	1,139	1,079
- Unearned income - mobile phone service		1,386	(504)	2,219	(687)
- Advance receipt from customer		(2,288)	1,152	-	-
- Income tax payable		(1,083)	(3,105)	(464)	(2,305)
- Deposits from customers		10	8	-	-
- Other current liabilities		680	(479)	388	(320)
Cash flows from operating activities		27,656	25,154	24,591	22,903

19 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 42.80% (at 31 December 2005: 42.83%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder, holding 19.24% (at 31 December 2005: 19.25%) of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies in which the Shinawatra family are the principal shareholders or directors are recognised as related parties to the Company.

On 23 January 2006, the Shinawatra family, the principal shareholders of Shin Corporation ("SHIN"), the Company's major shareholder, sold all SHIN's shares, representing 49.60% of the paid-up capital of the SHIN, to Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), part of the Temasek Holdings (Pte) Ltd. ("Temasek") group. Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amounts. The Group uses external appraisers to evaluate property rental rate in the case that market rate is not available.

SHIN has terminated and ceased charging for the consulting and management services agreement with the Group since the third quarter of 2006.

The Group has transactions with related parties for nine-month periods ended 30 September 2006 and 2005 as follows:

a) Sales of goods and services

	Consolidated		Company	
For the three-month periods ended	30 September 2006 Million Baht	30 September 2005 Million Baht	30 September 2006 Million Baht	30 September 2005 Million Baht
Service income				
Subsidiaries	-	-	73	83
Shin Corporation and its related parties	36	30	9	8
Related party of SingTel Strategic Investments Pte Ltd.	173	161	173	161
Total service income	209	191	255	252
Other income				
Subsidiaries	-	-	59	72
Shin Corporation and its related parties	-	8	-	4
Total other income	-	8	59	76
Sales of prepaid cards				
Subsidiary	-	-	6,339	10,076

19 Related party transactions (continued)

a) Sales of goods and services (continued)

For the nine-month periods ended	Consolidated 30 September 2006 Million Baht	Consolidated 30 September 2005 Million Baht	Company 30 September 2006 Million Baht	Company 30 September 2005 Million Baht
Service income				
Subsidiaries	-	-	266	234
Shin Corporation and its related parties	113	78	32	25
Related party of SingTel Strategic Investments Pte Ltd.	511	444	511	444
Total service income	624	522	809	703
Other income				
Subsidiaries	-	-	166	143
Shin Corporation and its related parties	4	16	2	8
Total other income	4	16	168	151
Sales of prepaid cards				
Subsidiary	-	-	6,339	33,962

b) Purchases of services

For the three-month periods ended	Consolidated 30 September 2006 Million Baht	Consolidated 30 September 2005 Million Baht	Company 30 September 2006 Million Baht	Company 30 September 2005 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	1,197	1,621
Shin Corporation and its related parties	103	279	96	259
SingTel Strategic Investments Pte Ltd. and its related parties	92	78	92	78
Total rental and other service expenses	195	357	1,385	1,958
Advertising expense - net*				
Related parties of Shin Corporation (Advertising expense - gross** - Consolidated 2006: 396 Million Baht 2005: 336 Million Baht - Company 2006: 369 Million Baht 2005: 329 Million Baht)	147	127	130	117
Total advertising expenses	147	127	130	117

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense at gross in the statements of income.

Promotion expense				
Subsidiaries	-	-	4	4
Consulting and management fees				
Shin Corporation and its related party	1	52	1	51

19 Related party transactions (continued)

b) Purchases of services (continued)

For the nine-month periods ended	Consolidated 30 September 2006 Million Baht	Consolidated 30 September 2005 Million Baht	Company 30 September 2006 Million Baht	Company 30 September 2005 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	3,595	4,190
Shin Corporation and its related parties	388	778	360	725
SingTel Strategic Investments Pte Ltd. and its related parties	262	221	262	221
Total rental and other service expenses	650	999	4,217	5,136
Advertising expense - net*				
Related parties of Shin Corporation (Advertising expense - gross** - Consolidated 2006: 1,181 Million Baht 2005: 1,320 Million Baht - Company 2006: 1,091 Million Baht 2005: 1,311 Million Baht	382	395	347	376
Total advertising expenses	382	395	347	376

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense at gross in the statements of income.

Promotion expense				
Subsidiaries	-	-	12	27
Consulting and management fees				
Shin Corporation and its related parties	100	156	99	154

For the three-month periods ended	Consolidated 30 September 2006 Million Baht	Consolidated 30 September 2005 Million Baht	Company 30 September 2006 Million Baht	Company 30 September 2005 Million Baht
Interest expense				
Subsidiary	-	-	70	32
Directors of related parties	-	1	-	1
Total interest expense	-	1	70	33

For the nine-month periods ended	Consolidated 30 September 2006 Million Baht	Consolidated 30 September 2005 Million Baht	Company 30 September 2006 Million Baht	Company 30 September 2005 Million Baht
Interest expense				
Subsidiary	-	-	171	53
Directors of related parties	1	2	1	2
Total interest expense	1	2	172	55

19 Related party transactions (continued)

c) Dividend paid

	Consolidated		Company	
For the three-month periods ended	**30 September 2006 Million Baht**	**30 September 2005 Million Baht**	**30 September 2006 Million Baht**	**30 September 2005 Million Baht**
Shin Corporation	3,791	3,791	3,791	3,791
SingTel Strategic Investments Pte Ltd.	1,704	1,704	1,704	1,704
Total dividend paid	5,495	5,495	5,495	5,495

	Consolidated		Company	
For the nine-month periods ended	**30 September 2006 Million Baht**	**30 September 2005 Million Baht**	**30 September 2006 Million Baht**	**30 September 2005 Million Baht**
Shin Corporation	7,961	7,077	7,961	7,077
SingTel Strategic Investments Pte Ltd.	3,578	3,181	3,578	3,181
Total dividend paid	11,539	10,258	11,539	10,258

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties

	Consolidated		Company	
	30 September 2006 Million Baht	**31 December 2005 Million Baht**	**30 September 2006 Million Baht**	**31 December 2005 Million Baht**
Short-term investments				
Shin Corporation	-	185	-	-
Trade accounts receivable				
Subsidiaries	-	-	1,762	1,647
Shin Corporation and its related Parties	9	13	4	4
Related party of SingTel Strategic Investments Pte Ltd.	121	125	121	125
	130	138	1,887	1,776
Amounts due from related parties				
Subsidiaries	-	-	38	39
Shin Corporation and its related Parties	3	3	2	1
	3	3	40	40
Short-term loans to a related party				
Subsidiary	-	-	41	-

As at 30 September 2006, short-term loan to subsidiary represents promissory notes, bearing interest at the rate of 6.42% - 6.65% per annum. Repayment term is at call.

19 Related party transactions (continued)

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties (continued)

	Consolidated		Company	
	30 September 2006 Million Baht	31 December 2005 Million Baht	30 September 2006 Million Baht	31 December 2005 Million Baht
Trade accounts payable				
Subsidiaries	-	-	409	622
Shin Corporation and its related Parties	56	75	20	59
Related party of SingTel Strategic Investments Pte Ltd.	49	46	49	46
	105	121	478	727
Amounts due to related parties				
Subsidiaries	-	-	85	126
Shin Corporation and its related Parties	269	353	251	342
Related party of SingTel Strategic Investments Pte Ltd.	16	12	16	12
	285	365	352	480
Short-term loans from related parties				
Subsidiary	-	-	4,200	8,000

As at 30 September 2006, loan from a subsidiary represents a promissory note with maturity of less than one year, bearing interest at the rate of 4.96% per annum (at 31 December 2005: 3.25% per annum). Repayment term is at call (at 31 December 2005: Baht 8,000 million was paid during the nine-month period ended 30 September 2006).

	Consolidated		Company	
	30 September 2006 Million Baht	31 December 2005 Million Baht	30 September 2006 Million Baht	31 December 2005 Million Baht
Long-term debentures				
Major shareholder of Shin Corporation	-	10	-	10
Directors of the Company and directors of the Company's related party	24	37	24	37
	24	47	24	47

e) Commitments with related parties

The Group has entered into related service agreements for satellite transponder services, consulting and management services and computer system services and repair and maintenance services for software and hardware for periods ranging from 1 month to 3 years with options to renew. At 30 September 2006, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	75	71
Payment due - within 2 to 5 years	110	110

19 Related party transactions (continued)

e) Commitments with related parties (continued)

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 5.33 million per month (at 31 December 2005: Baht 5.83 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 2.22 million per month (at 31 December 2005: Baht 2.03 million per month).

f) Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	Warrants (Million units)	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 25 August 2006 onwards)	
				Price	Ratio
27 March 2002 (Grant I)	18.34	17.80	1 : 1	16.45	1:1.06942
30 May 2003 (Grant II)	12.22	13.67	1 : 1	12.78	1:1.06942
31 May 2004 (Grant III)	8.82	36.41	1 : 1	34.05	1:1.06942
31 May 2005 (Grant IV)	8.33	41.76	1 : 1	39.57	1:1.05540
31 July 2006 (Grant V)	6.99	37.68	1 : 1	36.83	1:1.02307

Movements in the number of SHIN's warrants are as follows:

	Million units
For the nine-month period ended 30 September 2006	
Opening balance	38.00
Granted	-
Exercised	(20.03)
Closing balance	17.97

During the nine-month period ended 30 September 2006, the Company's directors exercised 20.03 million units of warrants to acquire 20.57 million ordinary shares of SHIN.

19 Related party transactions (continued)

g) Special reward program

Advanced Datanetwork Communication Company Limited, a subsidiary, has granted the rights to receive special reward program to the director of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 3 years after the grant date. Calculation of special reward program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. Details of special reward program are as follow:

Project no.	Grant date	No. of rights Million units	Maximum budget not exceeding Million Baht
1	30 April 2002	3.41	3.88
2	2 May 2003	1.62	2.04
3	30 April 2004	0.81	2.34

Movement in the number of rights to receive special reward is as follows:

For the nine-month period ended 30 September 2006	Million units
Beginning balance	1.08
Granted	-
Exercised	(0.81)
Cancelled	(0.27)
Closing balance	-

0.81 million units were exercised during the nine-month period ended 30 September 2006. The subsidiary did not incur expense from the exercised rights.

20 Bank guarantees

At 30 September 2006, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 2,337.03 million (31 December 2005: Baht 1,856.95 million) on a consolidated basis and Baht 1,564.49 million (31 December 2005: Baht 1,447.80 million) on a Company basis.

21 Post balance sheet events

Warrants granted to directors and employees - exercised

As mentioned in Note 17, during the nine-month period ended 30 September 2006, the Company's warrants of 0.24 million units and 0.03 million units were exercised at Baht 40.35 each and Baht 86.45 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 3 October 2006.

In October 2006, a total of 0.18 million units, being 0.09 million units, 0.06 million units and 0.03 million units of the Company's warrants were exercised at Baht 44.62 each, Baht 40.35 each and Baht 86.45 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 2 November 2006.

As a result of these two transactions, the total issued and paid-up share capital and premium on share capital of the Company will increase from Baht 2,952.72 million to Baht 2,953.21 million, and from Baht 20,941.71 million to Baht 20,985.29 million, respectively.